2884 Sand Hill Road Suite 200 Menlo Park, CA 94025 T 650.234.6000 roberthalf.com

October 9, 2020

Via EDGAR (filed as Correspondence)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549

Attention: Donna Di Silvio and Rufus Decker

Re:     Robert Half International Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2019
    Filed February 14, 2020
    File No. 1-10427

Dear Ms. Di Silvio and Mr. Decker:

This letter responds to SEC Staff comments regarding the Form 10-K for the fiscal year ended December 31, 2019, of Robert Half International Inc. (the “Company”) filed on February 14, 2020. For your convenience, we have restated the comments contained in the Staff’s letter dated September 25, 2020, in bold font. Below are our corresponding responses to the comments.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page 22

1.Since the profits (losses) on investments held in your rabbi trusts appear to be non-operating in nature, please present these amounts below all operating line items in a location and manner similar to the interest income, net line item. Refer to Rule 5-03.7(c) of Regulation S-X.

In response to the Staff's comment, in future filings the Company will present profits (losses) on investments held in the rabbi trusts in a separate line item for all periods presented based on the guidance in Rule 5-03.7 (c) of Regulation S-X. We do respectfully note for the Staff that the Company does not present a subtotal for income from operations in its Consolidated Statements of Operations.

Please see Exhibit A using the Form 10-K for the fiscal year ended December 31, 2019, as an example of how we plan to present this information.

We will add the following to Note A – Summary of Significant Accounting Policies, Employee deferred compensation trust investment (income) loss. Employee deferred compensation trust income and loss includes dividends and net realized and unrealized gains and losses from investments held in trusts for the benefit of employees participating in deferred compensation plans.

Securities and Exchange Commission
October 9, 2020

Consolidated Statements of Cash Flows, page 25

2.Please present the profits (losses) on investments held in your rabbi trusts as a separate adjustment to reconcile net income to net cash provided by operating activities at the top of your operating activities section, since these amounts do not relate to changes in operating assets and liabilities. Unrealized holding profits (losses) are a non-cash adjustment and realized profits (losses) are an adjustment to remove the cash effects related to investing cash flows. Refer to ASC 230-10-45-28(b).

In response to the Staff's comment, in future filings the Company will present realized and unrealized profits and losses on investments held in the rabbi trusts as a separate adjustment to reconcile net income to net cash provided by operating activities at the top of the operating activities section in the Consolidated Statements of Cash Flows for all periods presented.
Please see Exhibit B using the Form 10-K for the fiscal year ended December 31, 2019, as an example of how we plan to present this information.

3.We read your response to comment 1. You have elected to treat money market funds held in your rabbi trusts as investments, rather than as cash equivalents. Thus, the exchange of a mutual fund for a money market fund or another mutual fund would appear to be a non-cash investing activity not presented in your statement of cash flows, but requiring separate disclosure per ASC 230-10-50-3 and 50-4. Please tell us how you applied this guidance or make the appropriate revisions.

In response to the Staff's comment, in future filings the Company will disclose the exchange of funds held in our rabbi trusts as a non-cash investing activity in the Supplemental Disclosures of Cash Flow Information section of the Consolidated Statements of Cash Flows for all periods presented in accordance with ASC 230-10-50-3 and 50-4.

Please see Exhibit B using the Form 10-K for the fiscal year ended December 31, 2019, as an example of how we plan on displaying this information.

Securities and Exchange Commission
October 9, 2020

Note A - Summary of Significant Accounting Policies
Fair Value of Financial Instruments, page 27
4.We read your response to comment 2. Given the significance of the investments held in your rabbi trusts to your total assets, please also present the asset values of your mutual funds by type. Refer to ASC 820-10-55-100
In response to the Staff's comment, in future filings the Company will add a table to Note A – Summary of Significant Accounting Policies, Fair Value of Financial Instruments, which disaggregates our rabbi trust assets based on the nature, characteristics and risks of the investments, thereby presenting publicly traded mutual funds by type and money market funds as separate line items.
Please see Exhibit C using the Form 10-K for the fiscal year ended December 31, 2019, as an example of how we plan to present this information.

In response to the Staff's comments, changes to presentation noted above and illustrated in the Exhibits will be made prospectively beginning in our Form 10-Q for the quarterly period ended September 30, 2020. We will include the following in Note A – Summary of Significant Accounting Policies, Basis of presentation. Certain reclassifications have been made to prior years' consolidated financial statements to conform to the 2020 presentation.

Please do not hesitate to call me at (925) 913-2895 if you have any questions or would like any additional information regarding this matter.

/s/ Michael C. Buckley

Michael C. Buckley
Executive Vice President, Chief Financial Officer

cc:	Evelyn Crane-Oliver, SVP Secretary and General Counsel
Stephen Hilton, SVP Corporate Controller and Treasurer

Securities and Exchange Commission
October 9, 2020

Exhibit A -

ROBERT HALF INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years Ended December 31,
	2019	2018
Service revenues	$6,074,432	$5,800,271
Costs of services	3,549,303	3,389,259
Gross margin	2,525,129	2,411,012
Selling, general and administrative expenses	1,958,295	1,810,601
Employee deferred compensation trust investment (income) loss	(54,917)	11,486
Amortization of intangible assets	1,361	1,705
Interest income, net	(5,125)	(4,382)
Income before income taxes	625,515	591,602
Provision for income taxes	171,082	157,314
Net income	$454,433	$434,288

Net income per share:
Basic	$3.93	$3.60
Diluted	$3.90	$3.57
Shares:
Basic	115,656	120,513
Diluted	116,411	121,602
Dividends declared per share	$1.24	$1.12

Securities and Exchange Commission
October 9, 2020

Exhibit B -
ROBERT HALF INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$454,433	$434,288
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	9,868	11,914
Depreciation	64,264	64,244
Amortization of cloud computing implementation costs	3,624	—
Amortization of intangible assets	1,361	1,705
Employee deferred compensation trust realized and unrealized (gain) loss	(44,492)	22,343
Stock-based compensation	48,300	44,953
Deferred income taxes	(9,473)	(15,885)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(48,461)	(86,217)
Capitalized cloud computing implementation costs	(30,338)	—
Accounts payable and accrued expenses	(9,204)	32,428
Accrued payroll and benefit costs	105,375	34,944
Income taxes payable	(18,798)	28,900
Other assets and liabilities, net	(6,830)	(1,295)
Net cash flows provided by operating activities	519,629	572,322

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(59,464)	(42,484)
Investments in employee deferred compensation trusts	(71,432)	(69,716)
Proceeds from employee deferred compensation trust redemptions	28,758	23,691
Net cash flows used in investing activities	(102,138)	(88,509)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes payable	(200)	(183)
Repurchases of common stock	(277,535)	(353,509)
Dividends paid	(145,631)	(136,423)
Net cash flows used in financing activities	(423,366)	(490,115)
Effect of exchange rate fluctuations	(226)	(11,872)
Change in cash and cash equivalents	(6,101)	(18,174)
Cash and cash equivalents at beginning of period	276,579	294,753
Cash and cash equivalents at end of period	$270,478	$276,579

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$232	$233
Income taxes, net of refunds	$191,522	$137,147
Non-cash items:
Stock repurchases awaiting settlement	$6,469	$11,359
Fund exchanges within employee deferred compensation trusts	$41,648	$79,300

Securities and Exchange Commission
October 9, 2020

Exhibit C -
ROBERT HALF INTERNATIONAL INC.
SUMMARY OF EMPLOYEE DEFERRED COMPENSATION PLANS ASSET VALUE
(in thousands)

	Fair Value Measurements Using
	Balance at December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds	$141,295	$141,295	—	—
Mutual funds - bond	28,451	28,451	—	—
Mutual funds - stock	170,469	170,469
Mutual funds - blend	58,227	58,227	—	—
	$398,442	$398,442	—	—

	Fair Value Measurements Using
	Balance at December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds	$126,076	$126,076	—	—
Mutual funds - bond	22,009	22,009	—	—
Mutual funds - stock	119,362	119,362
Mutual funds - blend	44,261	44,261	—	—
	$311,708	$311,708	—	—